OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Vibrant TV, L.L.C.

990 Grove Street, Suite 300
Evanston, IL 60201

https://vibrant.tv

8000 units of Class B Limited Liability Interest ("Unit")

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Target Offering Amount: This offering is for up to $1,000,000 in total investment. The Company will not accept investment over the Target Offering Amount.

Minimum Raise: The minimum total investment for the closing of escrow and the purchase of Units is $10,000. After close of the Minimum Raise, the Company intends to close escrow as funds are raised up the Target Offering Amount.

Target Closing Date: The target closing date is on or before August 31, 2017, unless extended at the sole discretion of the Issuer. If we have not received the Minimum Raise by that date, no securities will be sold in this offering.

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Reg CF offering.

Instrument: The investment instrument is non-voting Class B Limited Liability Interest ("Units").

Price per Unit: $1.25.

Number of Shares: Up to 800,000 Class B Units are being offered.

Minimum Investment: $125 per investor (100 Units).

Distribution upon liquidation or sale: Cash will be distributed in the following order of priority: (a) return of investment to all non-Class A or Class A-1 Interests, (b) return of investment to all Class A Interests, (c) return of investment to Class A-1 Interests, and (d) payment of any remaining cash ratably based on number of outstanding units.

Right of First Refusal: The Company will have the right of first refusal to purchase any Units if you later intend to sell them. The Company may exercise this right freely and without restriction, provided that all Units are purchased in the exercise of its rights.

Investment Limitations: Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

Annual income OR net worth ***less than*** $107,000:

Greater of $2,200 or 5% of the ***lesser of*** your annual income or net worth,

Annual income AND net worth ***greater than*** $107,000:

10% of the ***lesser of*** your annual income or net worth, subject to a maximum of $107,000.

You may include the income of your spouse for purposes of determining your annual income. Your net worth must ***exclude*** the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

Offering Exemption: This offering is being conducted by Start Engine Capital LLC ("Start Engine"), an investment crowdfunding platform, pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(a)(6) of the Securities Act of 1933, as amended.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Summary:

Vibrant TV is a multi-platform general entertainment network bringing rarely-seen, highly appealing content to a wide range of U.S. audiences. Vibrant TV is a compelling mix of entertaining, award-winning, globally produced programming. We reach over 33 million households through our website, FilmOn, OTT (over the top) devices including: Sling TV, Roku, Amazon Fire TV, plus Smart TV's, web based applications, traditional cable and broadcast stations. The network airs on 24/7 ad-supported live networks and is available via video-on-demand.

The Company earns revenues from advertising fees on the 24/7 live stream, subscription fees to cable companies, subscription fees directly from consumers, advertising placed in front of certain video-on-demand options, and advertising from banner ads on its website.

Market Outlook & Competition

Television is one of the major mass media markets in the United States, with nearly $150 billion in annual revenues. Household ownership of television sets in the country is estimated at 99%, with over 118 million American households owning at least one television set. A majority of households have more than one set. However, technology developments are significantly changing the way that Americans consume television and media, allowing consumers to watch TV on laptops and hand-held devices, virtually anywhere, at any time. While traditional cable and network television continue to be the largest providers of network television, consumers of all age brackets and demographics have added streaming services to their viewing options. The "over-the-top" (OTT) market is audio, video, and other media content delivered over the internet, and specifically not through a cable company. This includes networks such as Netflix, Amazon Prime and many other internet-based networks. Traditional networks such as ABC, NBC, CBS and Fox, along with cable networks such as HBO and Showtime, now offer their network on both traditional cable and through their OTT apps. Viewing through internet-based sources include apps that allow consumers to watch a network on a laptop, tablet or smart-phone; devices such as Roku and Amazon Fire TV, and Smart TV's that aggregate multiple OTT networks; OTT-based portals such as Sling TV, and through dedicated websites. The offering and revenue model to the consumer varies for each of these portals, but generally rely on a mix of advertising and subscription fees.

Vibrant TV has invested in each of these technologies in order to be viewed anytime, anywhere, on any device. In addition to being available on certain cable and network television stations, the 24/7 live stream is available on our website (which is accessed on a laptop by visiting http://vibrant.tv, or through our iOS and Android apps, which in turn allows viewing from tablets and smart phones); through Roku, Amazon Fire TV, and certain Smart TV devices; and through Sling TV, FilmOn, Yip TV, and other internet based portals. Our subscription based service is available on the Roku and Amazon Fire TV devices, and through the website. We continue to expand our distribution through all avenues discussed above.

Vibrant TV competes for viewers against the major networks noted above as well as a large number of smaller, often genre specific networks, or networks that offer re-runs of previously seen shows. As a general audience network offering content never-before-seen by US audiences, we believe we offer exciting new shows to US audiences who have demonstrated an interest and willingness to watch programing that is not produced in the US. Continued expansion of distribution combined with marketing support to raise awareness of our programing and our network will be vital to the success of the network.

Licensing of Programs:

Vibrant TV licenses content for a period of 3-5 years from non-US producers. The content must be edited for technical variations and to comply with US censorship standards for general viewing. The Company distributes a signal over satellite or through fiber cables to cable companies, broadcasters, and numerous internet based portals (such as Roku, Amazon Fire TV, the Vibrant website, etc). We broadcast a 24/7 live stream channel, and depending on the distribution portal, video on demand options.

With over 30,000 programs produced annually around the globe, Vibrant TV reviews and curates shows that it believes will have cross-over appeal to US audiences. We target series proven to be a success in its home market, with 13-50 episodes, and which are often award-winning series from their country of origin.

- Vibrant solicits content through existing relationships with producers around the world. Content is screened and rated by an acquisition committee, with final approval by the CEO. In considering content, the committee adheres to the Vibrant acquisition philosophy that the show offers a compelling story, reflects current trends, and is a quality production. Genres include drama, comedy, lifestyle (family, reality, cooking), sports and adventure.

- Approximately 900 hours in 56 titles are currently licensed. The acquisition of hundreds more hours of content is in process.

Distribution - Sales

Technology has significantly changed the way that Americans consume television and media. In order to reach the widest possible audience, and meet our goal of being available anytime, anywhere, on any device, we offer Vibrant TV through both traditional and new media outlets. We deliver a 24/7 live stream to broadcast TV and local cable companies in 17 cities, serving over 14 million households. We stream our shows though numerous internet based portals such as Sling TV, FilmOn, Yip TV, and others, and through devices such as Roku, Amazon Fire TV, and Smart TV's (like certain Sony and Samsung devices). Internet based portals and devices are national in scope, and we estimate they provide access to more than 20 million households. We provide our 24/7 live stream for free on our website, and offer a subscription to Vibrant at $4.99 per month that allows the viewer to watch shows unedited and without advertisements, facilitating the ability to binge watch our programs. The free live stream and subscription options are also available on Roku and Amazon Fire TV devices. Vibrant is one of the few independent networks on Sling TV, the internet based portal launched by Dish TV. Vibrant TV can be viewed through its iOS and Android app on all phones, tablets and computers.

The general audience viewing public is our target customer. However, the Company accesses the viewing public through cable and broadcast companies, internet & streaming based devices and third party portals, and directly through the Vibrant TV website.

Vibrant TV's multiple delivery system model provides revenues from four sources:

- Advertising Sales, from ad time sold for placement on the 24/7 live stream.
- Consumer subscription fees, either directly through Roku, the Vibrant TV website, or through their monthly cable provider.
- Advertising Video-On-Demand (AVOD) where viewers see an advertisement before they watch a selected video on demand for free.
- Online Advertising Sales offering advertisers a menu of banner placement opportunities where they can reach a growing, targeted audience.

Liabilities.

Vibrant TV has a $1,000,000 revolving line of credit from a bank with an interest rate of 1.6% above LIBOR, interest payable monthly. The outstanding principal balance as of December 31, 2016 is $109,000. The interest rate as of 12/31/16 was 2.3% and matures on June 30, 2018. The line is secured by a personal guarantee of Daniel

Zifkin, President and owner of Vibrant TV. Repayment of the line will be made from operating cash flow or advances from Mr. Zifkin: repayment of this loan is not a use of funds from this capital raise. Excluding normal accounts payable, the Company has no other debt.

Litigation.

We are not aware of any pending litigation against us, nor have we filed any claims against others.

The team

Officers and directors

Jon Bottorff	CFO
James Betesh	SVP - Operations
Jessica Hoyt	VP Program Acquisitions
Dan Zifkin	President & CEO
Tim Larson	SVP - Distribution

Jon Bottorff
Jon has been with Vibrant TV since 2014. He joined Ecoban Securities in 2013, where he is involved with a wide range of financing transactions, including numerous start-up operations. He retired from HSBC Securities in March 2013, where he was MD & CFO of Global Banking & Markets for the Americas. Prior to this position, he was Global Head of Asset Backed Securities. Before joining HSBC in 2002, he held senior ABS positions with Dresdner Bank and ABN AMRO. In his structured finance roles, Jon closed numerous film financing transactions

James Betesh
James joined Vibrant in 2012, responsible for operations, including content editing, broadcast distribution to cable and network platforms, and software programming for interface with OTT clients and iOS and Android apps. Prior to joining Vibrant, James was with Principal 1122 Marketing and Bey12 Consulting, providing consulting for online retailers (TiRings.com), entertainment companies (Mansfield TV, 321 Productions) and sports portals. Jim's prior experience includes IT and Web Production Manager for Western International Syndication, and technology consultant to David Fishof Productions, a leading entertainment management company.

Jessica Hoyt
Jessica has been with Vibrant TV since it was founded in 2011 as head of the programming department. Before transferring to Vibrant TV, she was Director of Ad Sales - Syndication Division of Zephyr Media Group, working for Dan Zifkin. Prior to joining Zephyr in 2009, she spent over 6 years in the Sales Division at ION Media Networks.

Dan Zifkin
Dan is founder and owner of Zephyr Media Group, a recognized leader in full service direct response television, media planning, buying, TV Advertising Sales & Syndication for nearly 30 years. He founded Vibrant TV in 2011 and continues as President of both companies. Prior to founding Zephyr, Dan was instrumental in the growth of Classic Sports Network, which was sold to ESPN, and Universal Sports Network which sold to NBC and became the NBC Sports Network. He was active in the early development of Showtime Entertainment and helped to start A&E Network. He subsequently held key executive positions with Blair Television, Universal Pictures/MCA-TV, FNN (Financial News Network), CNBC, WGN-TV/Tribune Company, and Western International Media and Syndication

Tim Larson
Tim joined Vibrant in 2014, focused on securing distribution in broadcast, cable, and the OTT portals for Vibrant. Tim also owns Larson Media TV Advisors. Tim brings over twenty-five years of media experience to the table. He began his career in broadcast TV, where he was on-air and producer of the nightly news before moving into ad sales. Tim joined The Family Channel and Fox Family network, where he was a marketing and distribution executive for many years. He later moved to HSN (Home Shopping Network) as Director of National Accounts where he completed major distribution deals with some of the largest cable companies in the country and helped to launch HSN's Video on Demand product; Media General VP of Riverbank Syndications, being responsible for all business operations including P&L and production and distribution of three daily and weekly television programs; and the National Cable Television Cooperative as Director of Programming where he negotiated numerous network agreements, valued in the billions of dollars, on behalf of over nine hundred member companies.

Related party transactions

Zephyr Media: The Company has entered into a long term contract with Zephyr Media, Inc., ("Zephyr") which is owned by Dan Zifkin (the current owner and sponsor of the Company) to sell and place advertising on the Company website, available advertising on the 24/7 live streaming channel, and ads which may appear with video on demand options. The Company remits 15% of the revenues to Zephyr, which it considers a market rate fee. The Company sub-leases it's office space from Zephyr Media on a pass-through basis (no mark-up fees or costs). The Company intends to lease certain equipment used for editing and content management from Zephyr at an amount equal to the leasing cost incurred by Zephyr for such equipment. There were no transactions in which the issuer was or is to be party in which the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Crowdfunding Investment** A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

- **We are an early stage Company and have a limited operating history, and accordingly, our prospects must be considered in light of the risks that any new company encounters.** The Company was formed under the laws of the State of Illinois on August 15, 2011. While the business has been around since 2011, the initial years of operation were focused on acquiring shows, editing those shows to meet technical requirements for U.S. distribution and to comply with U.S. censorship standards, establishing satellite and fiber operational infrastructure, and building software interface for each device and internet-based portal. Accordingly, we have a limited full operational history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to various business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered considering the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding base of viewers. We anticipate that our operating expenses will increase for the near future. You should consider our business, operations and prospects considering the risks, expenses and challenges faced as an emerging growth company.
- **We have incurred operating losses in the past, expect to incur operating losses in the future, and may never achieve or maintain profitability.** As of the year ended December 31, 2016, we experienced a net loss of $544,644 and for the year ended December 31, 2015, we experienced a net loss of $317,745. While we expect certain costs to drop as we achieve certain economies of scale and undertake other cost improvement efforts, we expect our operating expenses to increase in the future as we expand our sales and marketing operations. We will incur additional marketing, legal, accounting, and other expenses for raising a Regulation Crowdfunding campaign. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for many reasons, including without limitation the other risks and uncertainties described in this Offering Memorandum. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in future periods. If our expenses exceed our revenue, our business may be seriously harmed and we

may never achieve or maintain profitability.

- **The media industry is rapidly changing and becoming much more fragmented.** We have seen massive disruption in the TV industry over the last decade, driven primarily by internet and associated technology advances. TV shows are produced by the traditional networks as well as by Netflix, Hulu, You Tube, Amazon Prime, and others. Direct subscription to individual channels, and the desire and ability of consumers to watch content on various devices anytime, anywhere have shifted the dynamics of industry away from the monolithic control of cable operators. Accordingly, our operations and profitability are heavily dependent upon both the ability to offer Vibrant TV through both traditional broadcast and cable portals, as well as through the many internet based portals that our customers demand, allowing Vibrant TV to be viewed on anywhere, at any time and on any device of the consumers' choice. If we fail to anticipate, identify or react appropriately, or in a timely manner, to our consumer expectations, we could experience reduced viewership of the network. These factors could result in lower advertising and subscription revenues, and could have a material adverse effect on our results of operations and financial condition.
- **General Risk Factors.** Risk factors faced by the Company include, but are not limited to: (i) competition from numerous competitors (many of whom are well established in the media industry and/or have significant financial resources) who offer a similar or superior competing product; (ii) in the event of insufficient revenues to cover operating costs, Company may be unable to raise sufficient capital, including additional capital that may be needed following the successful close of this capital raise; (iii) regulatory risk from existing, new and increasing regulations and laws that could delay, prevent or restrict the sale or distribution of Company's programming; (iv) Company's success is highly dependent on its ability to license content for airing within the US, and such licenses are generally not exclusive; (v) mechanical or other failure of Company's operational delivery of its signal and content through satellite and/or through internet based protocols; (vi) violation of FCC rules and regulations; (vii) uninsured loss; (viii) Company relies on its key personnel, the loss of any of whom could have significant repercussions on Company; (ix) general economic conditions and volatile market conditions that are beyond Company's control; (x) sales and marketing risks and development of distribution channels; (xi) increasing costs of acquiring acceptable content; (xii) high fixed costs during the start-up phase; (xii) difficulty in forecasting advertising revenues and subscription revenues; (xiii) exceptional pace of change in the media/TV industry; (xiv) potential conflicts of interest (see disclosures regarding related party below); and (xv) increased labor costs and the ability of Company to attract and retain qualified personnel.
- **Projections and Estimated Costs:** The Company's Business Plan is based on several assumptions relating to costs, revenues and other matters. Therefore, although estimated costs and projections have been made in good faith, there is no assurance that all factors influencing such costs and assumptions have been fully reflected due to variability in such factors, among others. Further, there are

several conditions beyond the Company's control which could materially impact costs and projected operating results, including among others, changes in government regulation, the effect of ongoing terrorism, changes in general economic conditions, and the amount and time frame within which capital funding for the Company is raised. In addition, investors need to be aware that following a successful raise herein, the Company intends to initiate a subsequent capital raise to achieve a total capital infusion of $4,000,000, the success of which is not assured, and which will be dilutive on the Shares offered herein.

- **Risk of Undersubscription & Execution of Business Plan.** If the Target Amount is not fully subscribed, all funds will be refunded. There can be no guaranty that Company will succeed in raising the Target Amount through the Offering. If Company succeeds in raising the Target Amount, there can be no guaranty that Company will be able to raise up to the maximum amount of $1,000,000, implement its Business Plan, successfully launch and close the subsequent capital raise to achieve a total $4,000,000 capital investment, achieve its projected revenue, gross profit or operating profit, or otherwise succeed in implementing its plans.
- **Risk of Managing Growth.** The Company expects to expand its operations by increasing its programing distribution outlets, sales and marketing efforts, and on-going content acquisition. The anticipated growth could place a significant strain on Company's management, and operational and financial resources. Effective management of the anticipated growth shall require expanding Company's management and financial controls, hiring additional appropriate personnel as required, and developing additional expertise by existing management personnel. There can be no assurances that these or other measures implemented by Company shall effectively increase Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a company with a short operating history and limited financial resources. The failure to effectively manage growth could have a material adverse effect on Company's operations.
- **Offering Price** The offering price for the Units was established by the board of directors and management of Company and is not based on any independent evaluation of the Company nor any correlation to the Company's book value or any historic earnings per share. Among the factors utilized by management and the board of directors in establishing the share price for the Units included an estimated value of current programing, operational status, and distribution achievements to-date, and the potential future earnings of the Company projected by management and the board of directors based on the assumptions that the current offering is successful in raising the Target Amount, achieving a targeted capital raise of $1,000,000, and a successful subsequent raise as noted above. There can be no assurance that the Company will raise sufficient capital, will successfully execute on its Business Plan or that the Units could ever be resold at or above the offering price or for any price.
- **No guarantee of return on investment** There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire

investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Daniel Zifkin, 81.6% ownership, Class A Limited Liability Interests
- James Betesh, 5.5% ownership, Class A-1 Limited Liability Interest
- Jessica Hoyt, 2.3% ownership, Class A-1 Limited Liability Interest
- Jon Bottorff, 4.6% ownership, Class A-1 Limited Liability Interest
- Jordan Uditsky, 3.7% ownership, Class A-1 Limited Liability Interest
- Tim Larson, 2.3% ownership, Class A-1 Limited Liability Interest

Classes of securities

- Class B Limited Liability Interests ("Units"): 0

Voting Rights of Class B Interests

Owners of the Company's Class B Interests (the "Units") will have no voting rights on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred interests, holders of Units are entitled to receive dividends on a ratable basis to all unit-holders as may be declared by the Managing Member out of funds legally available for distribution. The payment of dividends to unit-holders will be a business decision to be made by the Managing Member from time to time based upon the results of our operations, our financial condition and any other factors that the Managing Member considers relevant. Payment of dividends on the Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that unit-holders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our sale, liquidation, dissolution, or winding up, Interest-holders are entitled to distributions after payment of liabilities and the liquidation preference of outstanding preferred Interests, if any, in the following order of priority: (a) Class B unpaid capital contributions, (b) Class A unpaid capital contributions, (c) Class A-1 unpaid capital contributions, and (d) ratably based on the total number of outstanding Interests .

Rights and Preferences

The rights, preferences and privileges of the holders of the company's limited liability interests are subject to and may be adversely affected by, the rights of the holders of shares of any series of any Preferred Interests that we may designate in the future.

- Class A Limited Liability Interests: 3,540,000

Voting Rights of Class A Units

Daniel Zifkin is currently the sole owner of Class A limited liability interests ("Class A Units"). Class A Units are entitled to one vote for each unit held of record on all matters submitted to a vote of the Unit. The holders of Class B Units and Class A-1 Units are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred interests, holders of Class A Units are entitled to receive dividends on a ratable basis to all unit-holders as may be declared by the Managing Member out of funds legally available for distribution. The payment of dividends to unit-holders will be a business decision to be made by the Managing Member from time to time based upon the results of our operations, our financial condition and any other factors that the Managing Member considers relevant. Payment of dividends on the Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that unit-holders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our sale, liquidation, dissolution, or winding up, Interest-holders are entitled to distributions after payment of liabilities and the liquidation preference of outstanding preferred Interests, if any, in the following order of priority: (a) Class B unpaid capital contributions, (b) Class A unpaid capital contributions, (c) Class A-1 unpaid capital contributions, and (d) ratably based on the total number of outstanding Interests .

Rights and Preferences

The rights, preferences and privileges of the holders of the company's limited liability interests are subject to and may be adversely affected by, the rights of the holders of shares of any series of any Preferred Interests that we may designate in the future.

- Class A-1 Limited Liability Interests: 800,000

Voting Rights of Class A-1 Interests

Owners of the Company's Class A-1 Limited Liability Interests (the "Class A-1 Units") will have no voting rights on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred interests, holders of Class A-1 Units are entitled to receive dividends on a ratable basis to all unit-holders as may be declared by the Managing Member out of funds legally available for distribution. The payment of dividends to unit-holders will be a business decision to be made by the Managing Member from time to time based upon the results of our operations, our financial condition and any other factors that the Managing Member considers relevant. Payment of dividends on the Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that unit-holders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our sale, liquidation, dissolution, or winding up, Interest-holders are entitled to distributions after payment of liabilities and the liquidation preference of outstanding preferred Interests, if any, in the following order of priority: (a) Class B unpaid capital contributions, (b) Class A unpaid capital contributions, (c) Class A-1 unpaid capital contributions, and (d) ratably based on the total number of outstanding Interests .

Rights and Preferences

The rights, preferences and privileges of the holders of the company's limited liability interests are subject to and may be adversely affected by, the rights of the holders of shares of any series of any Preferred Interests that we may designate in the future.

What it means to be a Minority Holder

The Unit offered are Class B limited liabilities interests in the Company. It is the intent of the Company to raise additional capital through a subsequent offer of Class B interests. The offering price for subsequent offer may be different than the Units, however all other rights will be the same (collectively the "Class B Interests"). Holders of Class B Interests and Class A-1 Interests have no voting rights. Holders of the Class A Interests will control the Company. Class B Interests will have limited ability, if at all, to influence our policies on any corporate matter, including the election of directors, changes to our Company's governance documents, additional issuance of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional Interests. Indeed, it is currently the intent of the Company to raise additional capital in the future. When the Company issues more Interests, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You would own a smaller piece of a larger company. This increase in the number of Interests outstanding could result from a offering of additional Class B Interests or conversion to a stock company associated with a stock offering (examples include an initial public offering, another crowdfunding round, a venture capital round or angel investment), employee incentive awards, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more Interests, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this generally occurs if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more Interests in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Interest to hold a certain amount of value, it is important to realize how the value of those Interests can decrease from actions taken by the Company. Dilution can have drastic changes to the value of each Unit or Interest, ownership percentage, voting control, and earnings per Unit. The Units offered have no anti-dilution rights.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-29.

Financial Condition

Results of Operation

The business model relies on the completion of 5 critical steps to generate significant revenues: (a) buy good content at a good price; (b) build the operating infrastructure required to edit the content and deliver signals; (c) build distribution to reach a certain critical size and access to US households to both justify consumer marketing efforts and attract advertisers; (d) market the shows and network, driving viewers to watch our shows through one of the multiple distribution channels where Vibrant TV can be found; and (e) sell ad time to advertisers. The Founder's investment has brought Vibrant through step (c). An important use of funds from the capital investment is an investment in marketing and sales for steps (d) and (e).

While the Company has generated a small amount of revenues, the operational results to-date reflect the activities and investment in acquiring content, establishing operations, and building distribution to a critical size that we believe will, with further investment in marketing and sales efforts, generate substantial revenue growth within the next 18-24 months.

Financial Milestones

The founder has invested nearly $4 million in the development and start-up of Vibrant TV. Much of this investment was made independent of the Vibrant TV LLC legal entity. The investment included the acquisition and development of sufficient content to support a 24/7 live streaming network; investment in equipment, satellite uplinks, and internet interface that provide the network signals (both live streaming and video on demand) to the large number of devices used by US consumers to watch video; and coverage of operating costs as we built our distribution network to access over 33 million households.

Our projected revenues are approximately $100,000 in 2017, $700,000 in 2018, $2,000,000 in 2019, and to $6,000,000 by 2021. Our business model involves 5 critical steps to generate revenues: (a) buy good content at a good price; (b) build the operating infrastructure required to edit the content and deliver signals; (c) build distribution to reach a certain critical size and access to US households to both justify consumer marketing efforts and attract advertisers; (d) market the shows and network, driving viewers to watch our shows through one of the multiple distribution channels where Vibrant TV can be found; and (e) sell ad time to advertisers. The Founder's investment has brought Vibrant through step (c). An important use of funds from the capital investment is an investment in marketing and sales for steps (d) and (e).

Indeed, we believed that reaching the distribution size of Vibrant TV was critical for two reasons; (a) the marketing dollars provided by this capital raise yield a higher return on investment (which is increased viewership) and (b) the ability to sell ad time to advertisers, with access to a base level number of households, at an attractive price is substantially enhanced. With the proceeds of the capital raise, we will invest in marketing efforts to promote individual shows and the Vibrant TV brand, driving viewers to our network. The start-up of other networks has demonstrated that advertising revenues remain low during initial start-up, and upon reaching a key threshold (which Vibrant TV has reached), combined with a strategic marketing spend, large increases in advertising revenues. are realized.

Continued expansion of our distribution network, investment in marketing dollars and further acquisitions of new and exciting content will provide Vibrant TV the ability to increase advertising revenue rates per 30-second and 60-second time slots, along with increasing subscription fee revenues to meet and even exceed the revenue projections above.

Liquidity and Capital Resources

The Company is currently generating operating losses and requires additional capital investment to continue operations. Consistent with capital needs to-date, the founder has been and will continue to support Company operations with additional capital contributions until closing of the capital raise.

Although the founder has the ability and willingness to make further investments, the Company's longer term success and viability relies on the successful completion of this capital raise. We expect the Company to begin using the capital investment, with the liquidity providing capital to allow the Company to operate up to 12 months without additional investment (and depending on revenue growth, possibly longer) should the maximum of $1 million is raised. If the Minimum investment of $10,000 is closed without additional equity raise, we estimate that the founders additional investments would allow the Company to operate through year end, and possibly longer, depending on revenue and distribution growth, and availability under the Company's line of credit.

If the Company is successful in this Reg CF offering, we expect to seek additional capital of up to $3 million. The Company has not decided if the offer for additional capital will utilize additional crowdfunding options or through a more traditional Reg D private placement. Excluding some leased equipment required for operational purposes, we do not believe capital from traditional borrowing sources are available to the Company.

The Company's availability under a $1,000,000 revolving line of credit, along with any uncommitted additional founder capital investments that may be made, represent the only sources of liquidity to the Company, excluding the liquidity provided from this capital raise.

Indebtedness

Vibrant TV has a $1,000,000 revolving line of credit from a bank with an interest rate of 1.6% above LIBOR, interest payable monthly, maturing on June 30, 2018. As of 12/31/16, the outstanding balance was $149,000 with an interest rate of 2.3%. The line is secured by a personal guarantee of Daniel Zifkin, President and owner of Vibrant TV. Repayment of the line will be made from operating cash flow or advances from Mr. Zifkin: repayment of this loan is not a use of funds from this capital raise. Excluding accounts payable, the Company has no other debt.

Recent offerings of securities

None

Valuation

$6,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

We are seeking to raise a minimum of $10,000 (Target amount) and up to $1,000,000 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $1,000,000, we believe the amount will last us up to 12 months and plan to use the net proceeds of approximately $900,000 over the course of the year as set forth below.

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$1,000,000
Less: Offering Marketing Expenses		$40,000
StartEngine Fees (6% total fee)	$600	$60,000

Escrow Fees		
Professional Fees		
Net Proceeds	$9,400	$900,000
Use of Net Proceeds:		
Operations & Overhead	$4,700	$400,000
Marketing & Sales	$4,700	$300,000
Sales Staff		$150,000
New Shows/Content		$50,000
Total Use of Net Proceeds	$9,400	$900,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,000,000 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $1,000,000, we believe the amount will last us up to 12 months and plan to use the net proceeds of approximately $900,000 over the course of the year as set forth above.

Marketing & Sales: Marketing spend will be focused promoting individual shows and the Vibrant TV brand. This includes advertising through social media (eg: Facebook, Instagram) and print, and brand efforts through Roku and Amazon Fire TV promotional programs. Sales costs include costs associated with selling ad time to advertisers.

Operations & Overhead: Coverge of current monthly operating costs, including satellite costs, fiber access costs, network operational and administrative staff and general overhead costs.

Sales Staff: This reflects the cost of hiring a Sales VP in New York to sell advertising time.

New Shows/Content: Licensing costs of new shows from international producers

Irregular Use of Proceeds

The Company will not incur Irregular Use of Proceeds that would include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; or any use of cash that is for the purposes of repaying inter-company or related party debt except as set forth in the following sentence. The Company may incur Irregular Use of Proceeds over $10,000 for travel & entertainment costs associated with business development and content acquisition efforts, and for the repayment of debt to related parties to the extent such debt was incurred for marketing costs associated with this capital raise.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vibrant TV, L.L.C.

[See attached]

VIBRANT TV, LLC

Independent Accountant's Review Report on Financial Statements

December 31, 2016 and 2015

MANNING SILVERMAN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
(847) 459-8850

Vibrant TV, LLC
Table of Contents
December 31, 2016 and 2015

	Page
Independent Accountant's Review Report	1
Financial Statements:	
Balance Sheets	2
Income Statements	3 - 4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 8

Manning Silverman & Company
CERTIFIED PUBLIC ACCOUNTANTS

Home Office
175 Olde Half Day Rd, Suite 290
Lincolnshire, IL 60069
P: (847) 459-8850
F: (847) 537-8954
www.manningsilverman.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member
Vibrant TV, LLC
Evanston, Illinois

We have reviewed the accompanying financial statements of Vibrant TV, LLC, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Manning Silverman & Company
Lincolnshire, Illinois

March 14, 2017

Vibrant TV, LLC
Balance Sheets
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets		
Cash	$ 33,334	$ 159,809
Accounts Receivable	4,047	5,298
Prepaid Expenses	2,217	7,250
Total Current Assets	39,598	172,357
Fixed Assets		
Furniture and Equipment	2,869	1,283
Less Accumulated Depreciation	(1,316)	(770)
Total Fixed Assets	1,553	513
Other Assets		
Security Deposit	14,920	14,920
Total Other Assets	14,920	14,920
TOTAL ASSETS	$ 56,071	$ 187,790
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 18,570	$ 10,741
Accrued Expenses	12,401	-
Lines of Credit	149,000	-
Payroll Liabilities	9,238	-
Total Current Liabilities	189,209	10,741
Total Liabilities	189,209	10,741
Member's Equity (Accumulated Deficit)	(133,138)	177,049
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 56,071	$ 187,790

See Independent Accountant's Review Report.
The accompanying notes are an integral part of these financial statements.

Vibrant TV, LLC
Income Statements
For the Years Ended December 31, 2016 and 2015

		2016		2015
Income				
Advertising Revenues	$	10,818	$	10,091
Other Income		2,202		-
Subscription Revenues				
Cable		7,101		3,133
Streaming		4,249		932
Website		422		218
Total Subscription Revenues		11,772		4,283
Total Income		24,792		14,374
Expense				
Programming Expenses				
Duplication Fees		5,050		-
Programming Rights		31,783		95,737
Total Programming Expenses		36,833		95,737
Operations				
Internet Services		58,782		46,990
Satellite		177,240		175,551
Total Operations		236,022		222,541
Marketing Costs				
Marketing Expense		5,055		100
Convention		1,807		-
Payments to Outdoor		-		9,560
Total Marketing Costs		6,862		9,660
Payroll Expenses				
Salaries and Wages		128,265		-
Payroll Taxes		13,924		-
Retirement Plan		1,184		-
Total Payroll Expenses		143,373		-

See Independent Accountant's Review Report.
The accompanying notes are an integral part of these financial statements.

Vibrant TV, LLC
Income Statements (Continued)
For the Years Ended December 31, 2016 and 2015

	2016	2015
General and Administrative		
Bank Service Charges	369	425
Consulting	40,500	-
Depreciation	546	770
Dues and Subscriptions	3,103	25
Equipment Rental	15,177	-
Insurance	12,829	-
Licenses and Permits	550	500
Office Expense	2,162	189
Professional Fees	43,649	1,181
Rent	26,904	-
Subcontracted Services	5,732	80
Travel	4,381	1,011
Total General and Administrative	155,902	4,181
Total Expense	578,992	332,119
Net Ordinary (Loss)	(554,200)	(317,745)
Other Income (Expense)		
Interest Expense	(444)	-
Total Other Income (Expense)	(444)	-
Net (Loss)	$ (554,644)	$ (317,745)

See Independent Accountant's Review Report.
The accompanying notes are an integral part of these financial statements.

Vibrant TV, LLC
Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015

	2016	2015
OPERATING ACTIVITIES		
Net (Loss)	$ (554,644)	$ (317,745)
Adjustments to Reconcile Net (Loss) to Net Cash (Used in) Operations:		
Accounts Receivable	1,251	(4,741)
Prepaid Expenses	5,033	12,329
Depreciation	546	770
Accounts Payable	7,829	10,076
Accrued Expenses	12,401	-
Payroll Liabilities	9,238	-
Net Cash (Used in) Operating Activities	(518,346)	(299,311)
INVESTING ACTIVITIES		
Furniture and Equipment	(1,586)	(1,283)
Net Cash (Used in) Investing Activities	(1,586)	(1,283)
FINANCING ACTIVITIES		
Lines of Credit	149,000	-
Member Equity Contributions	244,457	295,709
Net Cash Provided by Financing Activities	393,457	295,709
Net Cash (Decrease) for Year	(126,475)	(4,885)
Cash at Beginning of Year	159,809	164,694
Cash at End of Year	$ 33,334	$ 159,809

See Independent Accountant's Review Report.
The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Vibrant TV, LLC (the "Company") is a multi-platform general entertainment network bringing previously unseen international programming to US audiences. Its revenue sources are various sources of advertising income and subscription fees.

The Company is 100% beneficially owned by one individual.

2. Summary of Significant Accounting Policies

Accounting Method: The Company has adopted the generally accepted practice of reporting its revenues and expenses on the accrual method.

Revenue Recognition: The Company recognizes income when advertising placement occurs and as subscription fees are earned.

Nature of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents are defined as currency on hand and in demand deposits and short-term, highly-liquid investments readily convertible to cash with initial maturities of ninety days or less when acquired.

Accounts Receivable and Bad Debts: Management considers receivables to be fully collectible; accordingly, no allowances for doubtful accounts have been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made. Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Property and Equipment: The Company records its fixed assets at cost. Depreciation is charged to operations on the accelerated method over the estimated useful lives of the assets, which are: computer equipment and office furniture (3 years); and furniture and fixtures (3-5 years).

3. Concentrations

The Company maintains its cash in a single bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

4. Lease Agreements

The Company has short-term lease obligations for its office space, and has no long-term lease obligations.

The Company entered into a long-term service agreement for satellite delivery services with RRsat Global Communications Network Ltd., an Israeli company, beginning June 23, 2014 through October 31, 2017 with an automatic renewal of 3 years. The contract includes substantial cancellation penalties of 100% of monthly fees due through October 31, 2016 and 50% of monthly fees due from November 1, 2016 through October 31, 2017.

The minimum remaining obligations under the agreement are:

2016	$177,240 ($162,420 if cancelled)
2017	$147,700 ($73,850 if cancelled)

5. Member's Equity (Accumulated Deficit)

During the years, the Company and its Member agreed to convert the debt owed by the Company to the Member and Zephyr Media Group, Inc. (a Company wholly-owned by the Member) to equity contributions as the Member does not expect to be repaid these debts. The changes in Member's Equity (Accumulated Deficit) for the year are:

	2016	2015
Member's Equity, Beginning of Year	$177,049	$199,085
Loans Converted to Equity - Loan from Zephyr	244,457	295,709
	421,506	494,794
Net (Loss) for Year	(554,644)	(317,745)
Member's Equity (Accumulated Deficit), End of Year	($133,138)	$177,049

At December 31, 2016 and 2015, respectively, losses of approximately $1,205,000 and $650,000 have been allocated to the Member and $1,072,000 and $828,000 of debt has been converted to equity.

6. Income Taxes

As a limited liability company, Vibrant TV, LLC is treated as a partnership under the Internal Revenue Code. In lieu of federal corporate income taxes, each Member is taxed on the taxable income or allocated losses in proportion to the share of the respective Member's capital contribution; accordingly, no provision for federal income taxes is required in the financial statements.
The cash basis of accounting is used in the preparation of the entity's tax returns. Under this method, earned but uncollected income of $4,047 net of incurred but unpaid expenses of $28,754 is not reflected in the cash basis income (loss) through December 31, 2016.

The Company has a taxable loss of ($528,130) for 2016 and ($300,081) for 2015.

The Company has not been notified of any government examinations of any of its income tax returns.

7. Related Party Transactions

The Company has entered a marketing agreement with Zephyr Media Group, Inc. ("Zephyr"), 100% owned by the Company's beneficial owner, to place advertising on behalf of the Company. Zephyr receives a commission at standard market rates for such activities.

8. Short-Term Debt

The beneficial owner has a number of lines of credit with a bank. The lines carry an interest rate of 1.6% above LIBOR payable monthly. The interest rate at the balance sheet date was 2.3%. Borrowing proceeds are advanced by the beneficial owner to the Company, and reported as Lines of Credit in the balance sheet.

9. Litigation

The Company has no material outstanding litigation.

10. Subsequent Events

Subsequent events have been evaluated through March 14, 2017, which is the date the financial statements were available to be issued; there are no subsequent events requiring recognition and/or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Jason K.

Vibrant TV is pending **StartEngine Approval.**



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0
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Raised of $10K - $1M goal

Vibrant TV

Turn on the World

Small OPO · Evanston, IL · Media
Accepting International Investment

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Overview | Team | Terms | Updates | Comments | Share

Own a World of Shows with a Fast-Growing TV Network

Invest in Vibrant TV


WORLD OF FREE SPORTS
FEATURED SHOW OF THE WEEK
WATCH NOW at vibrant.tv

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There's a whole world of TV out there for people to enjoy. But most people don't get the whole world.

Vibrant TV is the television streaming service that brings big name shows, sports, and specials from around the globe directly to American homes. No longer do borders surround the selection of TV available to you. Vibrant TV brings you acclaimed shows from around the globe that you never even knew existed before.


THE LOST ADVENTURES OF Lawrence Leung
FEATURED SHOW OF THE WEEK
WATCH NOW at vibrant.tv

Vibrant TV offers a world of entertainment for all to enjoy — fresh, rarely-seen television series and specials from . The popular Australian drama *Redfern Now*, the UK's *Very British Problems* and the action-packed *World of Free Sports*, represent a sample of the drama, comedy, sports, reality, family and lifestyle programming available on Vibrant TV.


Dancing DownUnder
FEATURED SHOW OF THE WEEK
WATCH NOW at vibrant.tv

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With Vibrant TV, your viewership knows no borders. Imagine binging an international show your friends have never even heard of. Imagine following one of your favorite hockey players' international careers before he comes to the NHL. Imagine seeing more of the world than you've ever seen before.

Today's technological advances in media delivery have created a huge

market disruption in how video is consumed, creating unprecedented opportunities for independent media companies. Consumers now have the power to **watch what they want, when they want, and on the device of their choice.**

Content production is adapting at a global scale, which means viewers' interests are expanding faster and farther than ever. It's time for global distribution to catch up to global production. And it's time for you to get the shows you want.


Ladbrokes
WORLD DARTS CHAMPIONSHIP
FEATURED SHOW OF THE WEEK
WATCH NOW
at vibrant.tv
#LADBROKESDARTS
ROUND 1 SETS LEGS
TAYLOR 0 1 501
SZABO 0 1 501
FIRST TO 3 SETS

Vibrant TV Streams Across All Relevant Systems

Vibrant is committed to providing viewers with content when and where they want to watch it! Vibrant TV has experienced impressive growth since its launch as the multi-platform entertainment network signed distribution partnerships with such major media companies as **Sling TV, Roku, and Amazon Fire TV** as well as being featured through **Opera TV** on Smart TV and Blu-Ray providers like **Samsung, LG, Sony, Panasonic, Sharp and TiVo** among others. The company recently introduced its own iPhone/iPad (**iOS**) and **Android** apps available from **Apple's App Store** and **Google Play**.

Viewers can also watch the network's free 24-hour live stream on broadcast and cable stations in key markets across the country, via web-based TV sites such as **FilmOn** and **Yip TV** or on the network's website.

GET IT ON Google Play

Roku

Get it on iTunes

TiVo

Opera TV

Invest

Unit Price: $1.25 per Unit | $6M pre-money valuation. By investing now, you are betting that Vibrant TV will be worth more than $7M in the future.

Minimum Investment: $125 per investor (100 Units)

Perks

$150 — Receive a one-year free subscription to Vibrant TV.

$500 — Receive a certificate of Vibrant TV ownership, network branded shirt, plus previous level reward.

$1,000 — Vibrant TV will air a video of you! Send Vibrant a short video clip telling us how excited you are to own part of Vibrant TV. This will air on Vibrant in a montage with all other investors at this level. All previous level rewards as well.

$2,500 — Sponsorship credit (i.e. "this show is brought to you by...") for your business for one month on a show and all previous level rewards.

$5,000 — Vibrant will create a :30 ad for your business to air for one month on Vibrant TV and all previous level rewards.

Bring an entirely new world of shows to American viewers.


Very BRITISH PROBLEMS
FEATURED SHOW OF THE WEEK
WATCH NOW
at vibrant.tv

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Vibrant TV is Growing

Dramas | Comedies | Sports | Reality | Family | Lifestyle

900 hours of fresh programming from around the globe



Available for **mobile streaming** on iOS and Android



Early marketing in NY, Chicago, and San Francisco



Growing **international social media presence**

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Vibrant Carries Popular Shows From All Over the Globe


PROBLEMS

Very British Problems (UK)

Many of Britain's most famous faces including James Cordon, Jonathan Ross, Freddie Flitoff, Nigel Havers and Stephen Mangan share their inner-most struggles against the endless capacity of social awkwardness that comes with being Very British. What originated from a Twitter account has burgeoned into a popular series narrated by Julie Walters that takes viewers deep into the mindsets of our friends across the pond.


WORLD OF
FREE SPORTS

World of Free Sports (Europe)

Sports competition at its best, World of Free Sports travels across Europe to chronicle heart-stopping base jumping, the world's most extraordinary free-ride ski and snowboard action, extreme kayaking, BMX performances, killer freestyle motocross shows, skateboarding, surfing in foreign paradises, and a lot more action.


NOW

Redfern Now (AUS)

From the "land down under" comes an unforgettable real-life dramatic series that journeys to Redfern, the inner-city suburb of Sydney where indigenous people from all cultures tackle issues of race, family, justice and loyalty. Redfern Now is the winner of the Silver Logie for Most Outstanding Drama series, and the AACTA award for Best Lead Actress in a Television Drama.

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Network Recognition is Building in the U.S.

Vibrant TV's **marketing, promotions, and public relations** teams work daily to **grow nationwide recognition for the network.** Ongoing audience promotions such as the recent *Win A Trip To Chicago, Home of Vibrant TV* sweepstakes in which several thousand entries were received all serve to drive brand awareness and convert viewers to subscribers. These entries add to an already **robust database allowing the network to regularly engage with viewers and build brand loyalty for Vibrant TV.**

Vibrant's social media activities include regularly engaging active and prospective viewers about the network's rich programming. Vibrant TV inform viewers about each show's content. As a result, **the network is building deep relationships with viewers who binge internationally.**

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DR Veteran Launches Vibrant TV Network

vibrant TV NETWORK

Zifkin

CHICAGO Dan Zifkin, a 30-year veteran of DR and the founder of Zephyr Media Group, has launched a new network that specializes in quality entertainment programming from around the world. Named Vibrant TV, the network offers international DRTV marketers a new venue for the dissemination of marketing content in segments such as travel, food, fashion, and fitness.



"Vibrant TV appeals to a variety of different people and interests."

—Dan Zifkin, founder, Zephyr Media Group

"We have over-the-top (OTT) content, an app, broadcast, digital, and cable."

Programming includes reality shows such as the popular antiques and collectibles shows *Natural Born Dealers* and *Cash in the Attic*; dramas such as *Good & Evil* and *Redfern Now*; and travel and food shows such as *Intrepid Journeys* and *Avventura*. Like many 24-hour networks, Vibrant TV offers spots during programming as well as long-form paid programming slots


vibrant
TV NETWORK


vibrant
TV NETWORK


WIN A TRIP TO
CHICAGO
HOME OF VIBRANT TV


REDFERN
NOW
FEATURED SHOW OF THE WEEK
WATCH NOW
at vibrant.tv

Invest in the Next Great Television Model

Vibrant TV's multiple delivery system model is already yielding income from the network's **four revenue-generating operations:**

- **Advertising Sales** in which a growing list of advertisers are discovering the network's effectiveness.
- **Subscribers** either directly through Roku, the Vibrant TV website, or through their monthly cable provider.
- **Advertising Video-On-Demand (AVOD)** in which viewers see an advertisement before they watch a selected video on demand for free.
- **Online Advertising Sales** which offer advertisers a menu of banner placement opportunities where they can reach a growing, targeted audience.

Network Leadership: Behind every successful business lie proven business professionals. Vibrant TV **CEO Dan Zifkin** builds television networks. A&E, Showtime and Classic Sports Network are just a few of the major networks Dan has helped launch throughout his distinguished career. Now, joined by a team of top industry professionals, Dan and his group are shaping the future success of Vibrant TV.

Turn on the World!

Vibrant TV has built the foundation necessary for business success. A fully operational and dynamic infrastructure. Impressive audience reach with high-profile distribution partnerships. Aggressive consumer marketing. Advertising and subscriber revenue streams that are already generating income. **Own a piece of a TV Network.** This is your opportunity to invest in a growing national multi-platform media company and be part of a network that is bringing high quality, rarely-seen programming to American audiences everywhere — so that soon, *everyone can Turn on the World!*


TURN ON
THE WORLD

2012 - 2014


BRITISH
REDFERN NOW

Acquired and edited TV programs - Set up operations

Licensed hundreds of hours of content from overseas producers, edited the content to fit US technical and viewing standards, and set up operations to deliver the programs.

October 2014



Initial launch of 24/7 channel on satellite

Launch of the live streaming channel over satellite, and secured first cable customers.

Q1 2015



Initial launch through fiber - providing signal to internet based sites

Providing signal through fiber, providing access to internet based sites and devices. Launched beta version of the Vibrant TV website.

March 2015

Launched Vibrant TV Website

March 2015

Launched on Roku

Launched Vibrant TV on Roku. Roku has millions of devices sold in the US, with a very active user base.

August 2015

Launched on Amazon Fire TV

Launched Vibrant TV on the Amazon Fire TV devices.

August 2015

Launched on Sony Blu-Ray Disk Players & Sony Bravia Smart TV's (Opera TV)

October 2015

Launched on Sharp Smart TV's

November 2015

Launched on Panasonic Smart TV's

June 2016

Launched on Samsung Blu Ray (Opera TV)

April 2016

Launched on Xumo

XUMO is available on your Magnavox, Panasonic, Philips, Sanyo and VIZIO Smart TV's. Channel Plus, powered exclusively by XUMO, is available for free. Also available on Ruku, iOS, or Android.

June 2016

Launched on TiVo (Opera TV)

May 2016

Launched Android App

June 2016

Launched on Sling TV

Launched on Sling TV, the internet based portal of Dish TV.

November 2016

Launched iOS App

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In the Press

electronic RETAILER | THE WRAP | AXIAL | Multichannel | The Euro TV Place

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Meet the Founder



Dan Zifkin

President & CEO

Dan is founder and owner of Zephyr Media Group, a recognized leader in full service direct response television, media planning, buying, TV Advertising Sales & Syndication for nearly 30 years. He founded Vibrant TV in 2011 and continues as President of both companies. Prior to founding Zephyr, Dan was instrumental in the growth of Classic Sports Network, which was sold to ESPN, and Universal Sports Network which sold to NBC and became the NBC Sports Network. He was active in the early development of Showtime Entertainment and helped to start A&E Network. He subsequently held key executive positions with Blair Television, Universal Pictures/MCA-TV, FNN (Financial News Network), CNBC, WGN-TV/Tribune Company, and Western International Media and Syndication

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And the Rest of the Team



Jon Bottorff

CFO

Jon has been with Vibrant TV since 2014. He joined Ecoban Securities in 2013, where he is involved with a wide range of financing transactions, including numerous start-up operations. He retired from HSBC Securities in March 2013, where he was MD & CFO of Global Banking & Markets for the Americas. Prior to this position, he was Global Head of Asset Backed Securities. Before joining HSBC in 2002, he held senior ABS positions with Dresdner Bank and ABN AMRO. In his structured finance roles, Jon closed numerous film financing transactions



James Betesh

SVP - Operations

James joined Vibrant in 2012, responsible for operations, including content editing, broadcast distribution to cable and network platforms, and software programming for interface with OTT clients and iOS and Android apps. Prior to joining Vibrant, James was with Principal 1122 Marketing and Bey12 Consulting, providing consulting for online retailers (TiRings.com), entertainment companies (Mansfield TV, 321 Productions) and sports portals. Jim's prior experience includes IT and Web Production Manager for Western International Syndication, and technology consultant to David Fishof Productions, a leading entertainment management company.



Jessica Hoyt

VP Program Acquisitions

Jessica has been with Vibrant TV since it was founded in 2011 as head of the programming department. Before transferring to Vibrant TV, she was Director of Ad Sales - Syndication Division of Zephyr Media Group, working for Dan Zifkin. Prior to joining Zephyr in 2009, she spent over 6 years in the Sales Division at ION Media Networks.



Tim Larson

SVP - Distribution

Tim joined Vibrant in 2014, focus securing distribution in broadcast, c and the OTT portals for Vibrant. Tim also owns Larson Media TV Advisors. Tim brings over twenty-five years of media experience to the table. He began his career in broadcast TV, where he was on-air and producer of the nightly news before moving into ad sales. Tim joined The Family Channel and Fox Family network, where he was a marketing and distribution executive for many years. He later moved to HSN (Home Shopping Network) as Director of National Accounts where he completed major distribution deals with some of the largest cable companies in the country and helped to launch HSN's Video on Demand product; Media General VP of Riverbank Syndications, being responsible for all business operations including P&L and production and distribution of three daily and we television programs; and the Nati Cable Television Cooperative as Director of Programming where he negotiated numerous network agreements, valued in the billions of dollars, on behalf of over nine hundred member companies.

Offering Summary

Target Offering Amount: This offering is for up to $1,000,000 in total investment. The Company will not accept investment over the Target Offering Amount.

Minimum Raise: The minimum total investment for the closing of escrow and the purchase of Units is $10,000. After close of the Minimum Raise, the Company intends to close escrow as funds are raised up the Target Offering Amount.

Target Closing Date: The target closing date is on or before August 31, 2017, unless extended at the sole discretion of the Issuer. If we have not received the Minimum Raise by that date, no securities will be sold in this offering.

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Reg CF offering.

Instrument: The investment instrument is non-voting Class B Limited Liability Interest ("Units").

Price per Unit: $1.25.

Number of Shares: Up to 800,000 Class B Units are being offered.

Minimum Investment: $125 per investor (100 Units).

Distribution upon liquidation or sale: Cash will be distributed in the following order of priority: (a) return of investment to all non-Class A or Class A-1 Interests, (b) return of investment to all Class A Interests, (c) return of investment to Class A-1 Interests, and (d) payment of any remaining cash ratably based on number of outstanding units.

Right of First Refusal: The Company will have the right of first refusal to purchase any Units if you later intend to sell them. The Company may exercise this right freely and without restriction, provided that all Units are purchased in the exercise of its rights.

Investment Limitations: Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

Annual income OR net worth ***less than*** $107,000:

Greater of $2,200 or 5% of the ***lesser of*** your annual income or net worth,

Annual income AND net worth ***greater than*** $107,000:

10% of the ***lesser of*** your annual income or net worth, subject to a maximum of $107,000.

You may include the income of your spouse for purposes of determining your annual income. Your net worth must ***exclude*** the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

Offering Exemption: This offering is being conducted by Start Engine Capital LLC ("Start Engine"), an investment crowdfunding platform, pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(a)(6) of the Securities Act of 1933, as amended.

Irregular Use of Proceeds

The Company will not incur Irregular Use of Proceeds that would include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; or any use of cash that is for the purposes of repaying inter-company or related party debt except as set forth in the following sentence. The Company may incur Irregular Use of Proceeds over $10,000 for travel & entertainment costs associated with business development and content acquisition efforts, and for the repayment of debt to related parties to the extent such debt was incurred for marketing costs associated with this capital raise.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Investment opportunities posted and accessible through the site are of two types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. 2. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

TV has always held a special meaning for me. When I was a kid my favorite TV shows were *Sky King,* and *Roy Rogers.* All that was like an adventure. You know, your eyes would get big and you'd just be enthralled with everything you were watching.

So I like traveling very much. You get to see how other people live, their value systems, or what they eat and where they go. I was watching TV in various countries, things I've never seen before, and I've never seen in the United States and some of it was just fascinating. Some of it was really funny. Some of it was just illuminating.

So I have been in the television industry for a long time and I realized that one of the areas that wasn't available to the average American consumer was international programming, in English.

What makes something vibrant? It's bright! It's electrifying! It's exciting!

Vibrant is an exciting new network of international programming, all in English, and geared towards the general American public. What makes Vibrant different is, Vibrant shows TV shows that you've never seen before. They're not available in the United States. It's completely different.

They're dramas. They're action adventure. They're comedies. They're sports, lifestyle, reality. It's refreshing. It's from a different perspective. It's really gonna grip you and grab you and you'll really enjoy it very much.

It would normally cost millions of dollars to build a quality network like Vibrant TV, but we brought this channel together for far less. Vibrant's infrastructure is already in place. Our programming, our distribution, our production, our social media, our advertisers, sales, and our website streaming, it's all up and running. Providing you with a quality network that's equivalent to any network you would watch anywhere, anytime.

Technology has changed the entire way that Americans are consuming television and media right now. You just don't have regular TV by via cable and it's not just via satellite. Now it's via OTT which is Over the Top and now it's IP-TV which is Internet Protocal, livestreaming, and mobile on your telephone. Vibrant TV has positioned itself squarely in the middle of all these changes. We're working hand-in-hand with some of the leading technology companies in the entire world, just so we can be available to you whenever or wherever you want to watch us. And you're going to want to watch us.

Vibrant TV already reaches millions of homes, but we don't want to stop there. We want you to help us grow the network. Adding investors to vibrant would allow us to widen our distribution, expand our marketing campaigns and continue our initiative to acquire great new programming from around the world. And we hope you would join us on this exciting journey as we make America a lot more vibrant!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.